Exhibit 99.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Weibo Corporation

微博股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9898)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDER

Please note that the record date for determining the eligibility of the holders of our Class A ordinary shares with a par value of US$0.00025 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.00025 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”), to attend and vote at our forthcoming annual general meeting of shareholders (the “General Meeting”) will be as of close of business on Friday, May 6, 2022 (Hong Kong time) (the “Shares Record Date”). In order to be eligible to attend and vote at the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Friday, May 6, 2022 (Hong Kong time). All persons who are registered holders of the Shares on the Shares Record Date will be entitled to attend and vote at the General Meeting.

Holders of American depositary shares (the “ADSs”), representing the Class A Ordinary Shares of the Company, as of close of business on Friday, May 6, 2022 (New York time) (the “ADSs Record Date”, together with the Shares Record Date, the “Record Date”), will be able to instruct JPMorgan Chase Bank, N.A., as depositary of the ADSs (the “Depositary”), as to how to vote the Class A Ordinary Shares represented by such ADSs. Upon the timely receipt of a properly completed ADS voting instruction card, the Depositary will endeavour, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the amount of Class A Ordinary Shares represented by the ADSs in accordance with the instructions set forth in the ADS voting instruction card. Please be aware that, due to the time difference between Hong Kong and New York, if a holder of ADSs cancels his/her ADSs in exchange for Class A Ordinary Shares on Friday, May 6, 2022 (New York time), such holder of ADSs will not be able to instruct the Depositary as to how to vote the Class A Ordinary Shares represented by the cancelled ADSs as described above, and will also not be a holder of those Class A Ordinary Shares as of the Shares Record Date for the purpose of determining the eligibility to attend and vote at the General Meeting.

Details including the date and location of our General Meeting will be set out in our notice of General Meeting to be issued and provided to holders of our Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By order of the Board
Weibo Corporation
Mr. Charles Guowei Chao
Chairman of the Board

Hong Kong, April 20, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Charles Guowei Chao, Mr. Gaofei Wang, Ms. Hong Du and Mr. Pen Hung Tung, as the directors, and Mr. Pochin Christopher Lu, Mr. Pehong Chen and Mr. Yan Wang as the independent directors.

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